As filed with the Securities and Exchange Commission on January 5, 2004

Registration No. 333-111186

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

to

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

V. I. TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	11-3238476
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

134 Coolidge Avenue

Watertown, Massachusetts 02472

(617) 926-1551

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John R. Barr

President and Chief Executive Officer

134 Coolidge Avenue

Watertown, Massachusetts 02472

(617) 926-1551

(Name, address, including zip code, and telephone number, including area code, of agent for service)

with copies to:

WILLIAM T. WHELAN, ESQUIRE

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, Massachusetts 02111

(617) 542-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective, and from time to time thereafter as warrants and options to purchase common stock are exercised.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the Prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 5, 2004

PROSPECTUS

V. I. TECHNOLOGIES, INC.

7,557,090 SHARES OF COMMON STOCK

We sold $4.0 million of our common stock, purchase options and warrants to purchase our common stock in a private placement on December 5, 2003. This prospectus relates to the resale from time to time of up to a total of 7,557,090 shares of our common stock by the selling stockholders described in the section entitled “Selling Stockholders” on page 12 of this prospectus.

Our common stock is listed on The Nasdaq National Market under the symbol “VITX.” On December 31, 2003, the last reported sale price of our common stock was $1.10 per share. Our principal executive offices are located at 134 Coolidge Avenue, Watertown, Massachusetts 02472, and our telephone number is 617-926-1551.

You should consider carefully the risks that we have described in “Risk Factors” beginning on page 2 before deciding whether to invest in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

THE DATE OF THIS PROSPECTUS IS JANUARY     , 2004.

ABOUT THIS PROSPECTUS

You should read this prospectus and the information and documents incorporated by reference carefully. Such documents contain important information you should consider when making your investment decision. See “Incorporation of Certain Documents by Reference” on page 17. You should rely only on the information provided in this prospectus or documents incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. The selling stockholders are offering to sell and seeking offers to buy shares of our common stock only in jurisdictions in which offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

ii

OUR BUSINESS

The following is only a summary. We urge you to read this entire prospectus, including the more detailed consolidated financial statements, notes to the consolidated financial statements and other information incorporated by reference from our other filings with the SEC. Investing in our common stock involves risks. Therefore, please carefully consider the information provided under the heading “Risk Factors” beginning on page 2.

Overview

Based on the demonstrated effectiveness of our science as presented in industry publications and presentations, and on our competitive analysis, we believe that we are a leading developer of innovative biotechnology products designed to improve the safety of the world’s blood supply. We have designed our proprietary INACTINE™ Pathogen Reduction System for red cells (the “INACTINE™ system”) to inactivate a wide range of viruses, bacteria, parasites and lymphocytes from red blood cells. The INACTINE™ system has also demonstrated in non-clinical trials high efficiency in removing prion proteins. Prion proteins in their pathogenic forms are the agents that cause “Mad Cow Disease”, or in humans, variant Creutzfeldt-Jakob Disease (“vCJD”), which is 100% fatal, and for which no diagnostic or therapy currently exists. The technology works by binding to the RNA or DNA of the pathogen. Once bound, the compound forms an irreversible bond to the pathogenic nucleic acid, preventing replication and thereby “killing” the pathogens. Our lead product candidate, the INACTINE™ system, is in a Phase III clinical trial for surgical patients and, as further described in the “Risk Factors” section, is being reevaluated for use within a chronic population. We are designing our INACTINE™ system to work with existing red blood cell collection systems and to be easily integrated into the blood banking infrastructure. Over 40 million red cell units are transfused annually in the U.S., Europe and Japan, representing an over $4 billion market opportunity. We currently do not have any approved products and we have not made any commercial sales of our products under development.

Blood safety and availability remain a significant concern as new pathogens are discovered and the demand for blood products continues to increase. To reduce the risk of contamination of the blood supply with pathogens, blood banks currently screen donors using detailed questionnaires and screen the donated blood for five known pathogens. Although these safety measures have increased the safety of blood products overall, the risk of transmitting pathogens remains. Our goal is to diminish this risk with our INACTINE™ system.

In order to accelerate product development and commercialization of our INACTINE™ system, we plan to partner with organizations who have well established marketing channels into blood banks. We have a continuing relationship with Pall Corporation and also have a contract development and manufacturing agreement with Haemonetics Corporation and a collaboration with Amersham Pharmacia Biotech.

This prospectus contains our trademarks, VITEX™ and INACTINE™. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder.

We are a Delaware corporation that was incorporated in December 1992. Our executive offices are located at 134 Coolidge Avenue, Watertown, Massachusetts 02472. Our telephone number is (617) 926-1551 and our web site address is www.vitechnologies.com. We make available free of charge through the Investors section of our web site our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports as soon as practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission. We include our web site address in this prospectus as an inactive textual reference only.

RISK FACTORS

Investing in our securities involves risk. Before making an investment decision, you should carefully consider the following risks as well as other information we include or incorporate by reference in this prospectus. The risks and uncertainties we have described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations.

If any of the matters described in the following section were to occur, our business, financial condition, results of operations, cash flows or prospects could be materially adversely affected. In such case, the value of our securities could decline and you could lose all or part of your investment.

Risks Related to Our Business

We have historically incurred operating losses and these losses will continue.

We have historically incurred substantial operating losses due to our research and development activities in blood safety and we expect these losses to continue for the foreseeable future. As of September 27, 2003, we had an accumulated deficit of approximately $148.5 million. Our year-to-date losses as of September 27, 2003 were $19.6 million. During the next several years we expect to continue our INACTINE™ development efforts and other research activities. The INACTINE™ red blood cell Phase III clinical trial program is being conducted in the U.S. and clinical studies will likely occur in other geographic markets. Product commercialization activities will be at a higher level and our expenditures for research and development will likely increase. We will actively seek new financing from time to time and will seek marketing partners to provide financial support to our INACTINE™ red blood cell program. However, at this time we are not able to assess the probability of success in our fundraising efforts or the terms under which we may secure financial support. It is likely that we will continue to incur operating losses for the foreseeable future.

We will need additional capital in the future, but our access to such capital is uncertain.

Our current resources are insufficient to fund all of our commercialization efforts. As of January 5, 2004 we had cash on hand of approximately $4.1 million, including approximately $3.7 million in net proceeds from a private sale of equity which closed on December 5, 2003. At present we are consuming approximately $3.0 million in cash per quarter. Our capital needs beyond fiscal 2003 will depend on many factors, including our research and development activities, the scope of our clinical trial program, the timing of regulatory approval for our products under development and the successful commercialization of our products. Our needs may also depend on the magnitude and scope of these activities, the progress and the level of success in our clinical trials, the costs of preparing, filing, prosecuting, maintaining and enforcing patent claims and other intellectual property rights, competing technological and market developments, changes in or terminations of existing collaboration and licensing arrangements, the establishment of additional collaboration and licensing arrangements and the cost of manufacturing scale-up and development of marketing activities, if undertaken by us. We do not have committed external sources of funding, and we may not be able to obtain additional funds on acceptable terms, if at all. If adequate funds are not available, we may be required to:

•	delay, reduce the scope of or eliminate one or more of our development programs;

•	obtain funds through arrangements with collaboration partners or others that may require us to relinquish rights to technologies, product candidates or products that we would otherwise seek to develop or commercialize ourselves; or

•	license rights to technologies, product candidates or products on terms that are less favorable to us than might otherwise be available.

If we raise additional funds by issuing additional stock, further dilution to our stockholders may result, and new investors could have rights superior to existing stockholders. If funding is insufficient at any time in the future, we may be unable to develop or commercialize our products, take advantage of business opportunities or respond to competitive pressures.

Our ability to continue as a going concern is dependent on future financing.

KPMG LLP, our independent auditors, included an explanatory paragraph in their audit opinion on our consolidated financial statements for the fiscal year ended December 28, 2002, highlighting that our cash resources at that time were insufficient to support our operations until the end of fiscal year 2003, thereby raising substantial doubt about our ability to continue as a going concern. It is likely that KPMG LLP’s report on our consolidated financial statements for the fiscal year ending December 27, 2003 will contain a similar explanatory paragraph due to this uncertainty. However, there is nothing to preclude KPMG LLP from declining to express an opinion on the consolidated financial statements due to the uncertainty. KPMG LLP’s audit opinion on our 2003 consolidated financial statements could have a detrimental effect on our stock price and our ability to raise new capital.

Our consolidated financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. We have not made any adjustments to our consolidated financial statements as a result of the outcome of the uncertainty described above. If we cannot continue as a going concern, we may have to liquidate our assets and we may be able to sell them for significantly less than the values at which they are carried on our consolidated financial statements. Any shortfall in the proceeds from the liquidation of our assets would directly reduce the amounts that holders of our common stock would receive, if anything, in liquidation.

Our success depends on new products and systems which we are developing, but may be unable to commercialize due to numerous factors, including regulatory requirements on both us and our customers.

The success of our business depends on the successful development and commercialization of pathogen reduction products and systems, including products based on the INACTINE ™ system. Successful commercialization of our products and systems under development depends, in significant part, on our ability to:

•	complete their development in a timely fashion;

•	demonstrate their safety in clinical trials;

•	obtain and maintain patents or other proprietary protections;

•	obtain required regulatory approvals;

•	implement efficient, commercial-scale manufacturing processes;

•	sell into relevant markets before competitors;

•	obtain approval for reimbursement under health care systems; and

•	establish and maintain sales, marketing, distribution and development collaborations.

Our pathogen inactivated blood products are under development and have not been approved by the Food and Drug Administration for marketing in the United States or by regulatory authorities in other countries. The process of obtaining regulatory approvals is generally lengthy, expensive and uncertain.

Satisfaction of pre-market approval or other regulatory requirements of the FDA, or similar requirements of non-United States regulatory agencies, typically takes several years, depending upon the type, complexity, novelty and intended purpose of the product. The regulatory process includes pre-clinical (animal) studies and clinical (human) trials of each product to establish its safety and efficacy. During each of fiscal year 2003 and fiscal year 2002, year-to-date, we spent approximately $16.4 million on research and development.

We must provide the FDA and foreign regulatory authorities with pre-clinical and clinical data that demonstrate our products are safe and effective before they can be approved for commercial sale. Our lead product, INACTINE ™ Pathogen Reduction System for red cells, has completed Phase I and Phase II clinical trials in the United States. We commenced Phase III clinical trials in the first quarter of 2003. FDA concurred with the design of these studies. The results from pre-clinical studies and early clinical trials conducted by us will not ensure that results obtained in later clinical trials will be satisfactory to the FDA or foreign regulatory authorities. Data obtained from pre-clinical and clinical activities are susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. Our completion of clinical trials may also be delayed by slower than anticipated patient enrollment, negative or inconclusive clinical results or other adverse events occurring during the clinical trials. Therefore, we cannot ensure that clinical trials will demonstrate sufficient safety and efficacy to obtain required marketing approvals on a timely basis, if at all.

The Phase III INACTINE™ red cell program was designed to include two studies. The first, referred to as the chronic study, enrolled patients with sickle cell disease or thalassemia who receive chronic transfusions and whose standard patient care involves either simple or exchange transfusions . The second study, referred to as the surgical study, covers cardiac surgery patients requiring acute transfusion support. The chronic study was designed in two parts: Part A and Part B. Part A of the study, conducted at one site, has been completed. Upon completion of Part A, an interim safety analysis including review by an independent Data Safety Monitoring Committee, or DSMC, required by the FDA was performed. On November 17, 2003 the DSMC issued its recommendation that the trial not proceed into Part B, and that the data be reviewed by the Company. This recommendation reflected a concern by the DSMC with antibody responses in patients receiving INACTINE™ treated red cells and associated clinical assessments in trial participants. There were no serious adverse events associated with the study treatment. We have implemented the recommendation of the DSMC and are evaluating study data. New patients will not be enrolled in the chronic trial until our assessment is completed, and both the DSMC and the FDA concur that the trial should move forward. We have advised the FDA of the DSMC recommendations. The surgical study currently continues to enroll patients. At this time we cannot ensure that the surgical trial will complete enrollment in a timely manner or predict whether unanticipated events or circumstances could prevent completion of the trial.

Delays in our clinical testing or approval from government authorities will increase our product development costs and may impair our ability to commercialize our products and allow competitors to bring products to market before we do. Our clinical development plan for cellular products, including INACTINE™, assumes that only data from laboratory studies, not from human clinical trials, will be required to demonstrate efficacy in reducing pathogens and that clinical trials for these products will instead focus on demonstrating therapeutic efficacy, safety and tolerability of treated blood components. Although we have held discussions with the FDA concerning the proposed clinical plan for these products, this plan of demonstrating safety and efficacy may not ultimately be acceptable to the FDA or the FDA may reconsider any decision that this clinical plan is appropriate.

Even if our products receive approval for commercial sale, their manufacture, storage, marketing and distribution are and will be subject to extensive and continuing regulation in the United States by the federal government, especially the FDA, and state and local governments. The failure to comply with these regulatory requirements could result in enforcement action, including, without limitation, withdrawal of approval, which would harm our business. Later discovery of problems with our product may result in additional restriction on the product, including withdrawal of the product from the market. Regulatory authorities may also require post-marketing testing, which can involve significant expenses. Additionally, governments may impose new regulations, which could further delay or preclude regulatory approval of our products or result in significantly increased compliance costs.

In similar fashion to the FDA, foreign regulatory authorities require demonstration of product quality, safety and efficacy prior to granting authorization for product registration which allows for distribution of the product for commercial sale. International organizations, such as the World Health Organization, and foreign government agencies including those for the Americas, Middle East, Europe, and Asia and the Pacific have laws, regulations and guidelines for reporting and evaluating the data on safety, quality and efficacy of new drug products. Although most of these laws, regulations and guidelines are very similar, each of the individual nations reviews all of the information available on the new drug product and makes an independent determination for product registration.

In addition to the regulatory requirements applicable to us and our products and systems, there are regulatory requirements applicable to our prospective customers, the blood banks that process and distribute both blood and blood products. Blood banks, such as the American Red Cross and the New York Blood Center, will be required to obtain approved license supplements from the FDA before using products processed with our pathogen reduction systems. FDA delays in approving these supplements may deter some blood centers from using our products. In addition, blood centers that do submit supplements may face disapproval or delays in approval that could in turn cause further delay or deter them from using our products.

If we fail to establish and maintain relationships with strategic collaborators and distributors, we may be unable to market our products.

We intend to enlist strategic collaborators for sales, marketing and distribution support and for financial support in the development of our INACTINE™ Pathogen Reduction System for red cells. We will seek distribution partners for the commercialization of our INACTINE™ system for red cells. If we fail to develop new strategic partnerships or to maintain existing alliances, the failure will delay or possibly inhibit the commercialization of our products.

For example, in order to effectively market our products outside the United States, we may need to secure foreign marketing partners who have a strong presence in such foreign markets. Securing new corporate collaborators is a time-consuming process, and we cannot guarantee that the negotiations with new collaborators will yield positive results. Even if we find additional corporate collaborators to assist in the commercialization of existing or new product candidates, the terms of the arrangements may not be favorable or acceptable to us.

Our technologies are new and unproven. We will need to gain market acceptance to generate revenue.

We believe that market acceptance of our products and systems will depend on our ability to provide acceptable evidence of their safety, efficacy and cost-effectiveness. Implementation of our systems will involve new investment by our customers which we believe will result in significant improvements in safety and cost savings in health care. We believe that market acceptance of our products and systems will also depend upon the extent to which physicians, patients and health care payers perceive that the benefits of using our products and systems justify the additional costs and processing requirements. Our products and systems may not gain any significant degree of market acceptance among blood centers, physicians, patients and health care payers, even if clinical trials demonstrate safety and efficacy and necessary regulatory approvals and health care reimbursement approvals are obtained. If our products and systems fail to achieve market acceptance, we may never become profitable.

A small number of customers will determine market acceptance of our products.

A defined number of blood collection services will dominate the market for the INACTINE™ Pathogen Reduction System for red cells. In the United States, the American Red Cross and the America’s Blood Centers collect and distribute the vast majority of the nation’s supply of blood and blood components. Major United States blood centers include the New York Blood Center and the United Blood Services, each of which distributes approximately 6 percent of the nation’s supply of blood and blood components. In Western Europe and Japan, various national blood transfusion services or Red Cross organizations collect, store and distribute virtually all of their respective nations’ blood and blood components supply. Failure to properly market, price or sell our products to any of these large customers could significantly diminish potential product revenue.

We rely on a limited number of suppliers to manufacture our inactivation compound and other components of our INACTINE™ Pathogen Reduction System for red cells.

Our INACTINE™ system uses a small molecule compound known as PEN110 to inactivate pathogens. We have a contract with one manufacturer for PEN110 and will seek to qualify additional manufacturers to produce this compound to meet our anticipated commercialization requirements. If any of these manufacturers, which have not yet been identified, cannot produce and deliver this compound in the required quantities, to the required standards, or in a timely manner we may face delays in the commercialization of the INACTINE™ system before we are able to identify alternate or additional manufacturers to meet these requirements.

The procedure for inactivating pathogens using the INACTINE™ system requires the use of an automated INACTINE™ system to deliver the compound into the red cell unit and a cell washing system to remove PEN110, cell debris and other impurities. We worked with an engineering firm to develop the automated delivery system which is now being qualified for use in our clinical trials. This system and related system disposables could be manufactured by several suppliers and we have not yet entered commercial supply agreements.

We are currently using a cell washing system manufactured by Haemonetics, which we exclusively license from Haemonetics pursuant to a development and manufacturing agreement. When and if our INACTINE™ system is commercialized, Haemonetics will provide contract manufacturing services for the cell washing equipment and associated disposables. If Haemonetics fails to deliver an adequate supply of the cell washing systems and disposables, we would be required to identify other third-party manufacturers.

We may not be able to identify manufacturers for the delivery system and disposables or to replace Haemonetics for the wash system and disposables on a timely basis or enter into contracts with such manufacturers on reasonable terms, if at all. Any delay in the availability of these systems and disposables could delay commercialization and subsequent sales of the INACTINE™ system. Furthermore, the inclusion of delivery and cell washing systems by new manufacturers could require us to seek new approvals from governmental regulatory authorities, which could result in delays in product delivery. We may not be able to receive any such required regulatory approvals.

If we do not successfully distinguish and commercialize our technology, we may be unable to compete successfully or to generate revenue significant to sustain our operations.

The biotechnology industry, including the fields of transfusion medicine and therapeutic use of blood products, is highly competitive and subject to significant and rapid technological change. Accordingly, our success will depend, in part, on our ability to respond quickly to such change through the development and introduction of new products and systems.

Many of our competitors or potential competitors, including our principal competitors Cerus Corporation and Gambro, have substantially greater financial and other resources than we have and may also have greater experience in conducting pre-clinical studies, clinical trials and other regulatory approval procedures as well as in marketing their products. If we or our corporate partners commence commercial product sales, we or our corporate partners will be competing against companies with greater marketing and manufacturing capabilities. Our competitors may obtain patent protection, receive FDA approval or commercialize products before we do.

Our ability to compete successfully against currently existing and future alternatives to our pathogen reduction technology and competitors who compete directly with us in the pathogen reduction industry will depend, in part, on our ability to:

•	attract and retain skilled scientific and research personnel;

•	develop technologically superior products;

•	develop competitively priced products;

•	obtain patent or other required regulatory approvals for our products;

•	be early entrants to the market; and

•	manufacture, market and sell our products, independently or through collaborations.

Third-party reimbursement policies may adversely affect our ability to commercialize and sell our products and services.

Our ability to successfully commercialize our products depends in part on the extent to which appropriate levels of reimbursement for our products and related treatments are obtained from government authorities, private health insurers, third party payers, and other organizations, such as managed care organizations, or MCOs. Any failure by doctors, hospitals and other users of our products or systems to obtain appropriate levels of reimbursement could adversely affect our ability to sell these products and systems.

Significant uncertainty exists about the reimbursement status of newly approved medical products and services. Reimbursement in the United States or foreign countries may not be available for any of our products, reimbursement granted may not be maintained, and limits on reimbursement available from third-party payers may reduce the demand for, or negatively affect the price of, our products. We anticipate that we will need to work with a variety of organizations to lobby government agencies for improved reimbursement policies for our products. However, we cannot guarantee that such lobbying efforts will take place or that they will ultimately be successful.

If we are unable to protect our intellectual property, we may not be able to operate our business profitably.

Our success depends on our ability to develop proprietary products and technologies, to obtain and maintain patents, to protect trade secrets, and to prevent others from infringing on our proprietary rights. We have exclusive patents, licenses to patents and patent applications covering critical components of our technologies. We also seek to protect our proprietary technology and processes, in part, by confidentiality agreements with our employees and certain contractors. Our patents, pending patent applications and licensed technologies may not afford adequate protection against competitors, and any pending patent applications now or hereafter filed by or licensed to us may not result in patents being issued. We cannot be certain that our confidentiality agreements will not be breached, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known or be independently discovered by competitors. To the extent that our employees, consultants or contractors use intellectual property owned by others, disputes may arise as to the rights related to or resulting from the know-how and inventions. In addition, the laws of certain non-United States countries do not protect intellectual property rights to the same extent, as do the laws of the United States. Medical technology patents involve complex legal and factual questions and, therefore, we cannot predict with certainty their enforceability.

Our patents or patent applications, if issued, may be challenged, invalidated or circumvented, or may not provide protection or competitive advantages against competitors with similar technology. Furthermore, our competitors may obtain patent protection or other intellectual property rights for technology similar to ours that could limit our ability to use our technology or commercialize products that we may develop.

Litigation may be necessary to assert claims of infringement, to enforce patents issued to us, to protect trade secrets or know-how or to determine the scope and validity of the proprietary rights of others. Litigation or interference proceedings could result in substantial additional costs and diversion of management focus. If we are ultimately unable to protect our technology, trade secrets or know-how, we may be unable to operate profitably.

If we are unable to operate our business without infringing upon intellectual property rights of others, we may not be able to operate our business profitably.

Our success depends on our ability to operate without infringing upon the proprietary rights of others. We are aware that patents have been applied for and/or issued to third parties claiming technologies for decontamination of blood and blood products that may be similar to those needed by us. We endeavor to follow developments in these fields and we do not believe that our technologies and/or products infringe upon any proprietary rights of third parties. To the extent that planned or potential products turn out to be covered by patents or other intellectual property rights held by third parties, we would need a license under such patents or other intellectual property rights to continue development and marketing of our products. Any required licenses may not be available on acceptable terms, if at all. If we do not obtain such licenses, we may need to design around other parties’ patents or we may not be able to proceed with the development, manufacture or sale of our products.

Litigation may be necessary to defend against claims of infringement or to determine the scope and validity of the proprietary rights of others. Litigation or interference proceedings could result in substantial additional costs and diversion of management focus. If we are ultimately unsuccessful in defending against claims of infringement, we may be unable to operate profitably.

If we lose or are unable to hire and retain qualified personnel, we may not be able to develop our products and technology.

We are highly dependent on the members of our scientific and management staff but have no formal employment agreements with our employees. Although we believe we have been successful in attracting and retaining our employees, we may not be able to attract and retain personnel on acceptable terms, if at all, given the competition for such personnel among other companies and research and academic institutions. If we lose an executive officer or certain key members of our clinical or research and development staff or are unable to hire and retain qualified personnel, then our ability to develop and commercialize our products and technology may be hindered. We have not purchased any key-man life insurance. To date, no executive officer or key employee has notified us of any plans to terminate employment with us.

We use and generate hazardous materials in our research activities. Defending against any claims relating to the improper handling, storage, release or disposal of these materials could be time consuming and costly.

We are subject to federal, state and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials, biological specimens and wastes. There can be no assurance that we will not be required to incur significant costs to comply with environmental and health and safety regulations in the future. Our research and development activities, including development of the INACTINE™ Pathogen Reduction System for red blood cells, involve the controlled use of hazardous materials, including certain hazardous chemicals, viruses and radioactive materials. Although we believe that our safety procedures for handling and disposing of such materials comply with the standard prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. In the event of such an accident, we could be held liable for any damages that result, and any such liability could exceed our insurance limits and our cash resources.

We may face exposure to product liability claims.

We may face exposure to product liability and other claims due to allegations that our products cause harm. These risks are inherent in our Phase III clinical trials which are currently underway and in the testing, and future manufacturing and marketing of human blood products, including our INACTINE™ system. Although we currently maintain product liability insurance, such insurance may not be adequate and we may not be able to obtain adequate insurance coverage in the future at a reasonable cost, if at all. If we are unable to obtain product liability insurance in the future at an acceptable cost or to otherwise protect against potential product liability claims, we could be inhibited in the commercialization of our products which could have a material adverse effect on our business.

Risks Related to Our Stock

Our stock price is volatile and you may not be able to resell your shares at or above the price you paid for them.

We first publicly issued common stock on June 11, 1998 at $12.00 per share in our initial public offering. Between June 11, 1998 and January 2, 2004 the closing sale price has ranged from a high of $17.62 per share to a low of $0.45 per share. The market price of our common stock could continue to fluctuate substantially due to a variety of factors, including:

•	quarterly fluctuations in results of operations;

•	the announcement of new products or services by us or competitors;

•	changes in or failure to meet earnings estimates by securities analysts;

•	sales of common stock by existing stockholders or the perception that these sales may occur;

•	adverse judgments or settlements obligating us to pay damages;

•	negative publicity;

•	loss of key personnel;

•	developments concerning proprietary rights, including patents and litigation matters; and

•	clinical trial or regulatory developments in both the United States and foreign countries.

In addition, overall stock market volatility has often significantly affected the market prices of securities for reasons unrelated to a company’s operating performance. In the past, securities class action litigation has been commenced against companies that have experienced periods of volatility in the price of their stock. Securities litigation initiated against us could cause us to incur substantial costs and could lead to the diversion of management’s attention and resources, which could have a material adverse effect on our revenue and earnings.

The sale of a substantial number of shares of our common stock could cause the market price of our common stock to decline and may impair our ability to raise capital through additional offerings.

On December 5, 2003, we completed a private placement financing in which we sold the selling stockholders 4,446,665 shares of our common stock, warrants to purchase an aggregate of 1,998,767 shares of our common stock, and purchase options to purchase 1,111,658 shares of our common stock. We agreed to register for resale the common stock issued or issuable upon exercise of the warrants and purchase options that were issued in the financing.

All of these shares of common stock and the shares issuable upon exercise of the warrants and purchase options will be freely saleable beginning on the date of this prospectus. The 7,557,090 shares covered by this prospectus represent approximately 16% of the total number of our shares of common stock that are currently issued and outstanding. Sales of these shares in the public market, or the perception that future sales of these shares could occur, could have the effect of lowering the market price of our common stock below current levels and make it more difficult for us and our shareholders to sell our equity securities in the future.

The principal terms and conditions of the financing and a description of the warrants, options and other contractual obligations are set forth in (i) the Securities Purchase Agreement, dated December 5, 2003; (ii) the form of the warrant issued to investors in the financing; and (iii) the Registration Rights Agreement, dated December 5, 2003, each of which has been filed as an exhibit to the registration statement on Form S-3, of which this prospectus forms a part. You are encouraged to review the full text of these documents.

Our executive officers, directors and holders of more than 5% of our common stock collectively beneficially own approximately 49% of the outstanding common stock as of January 5, 2004. In addition, approximately 2,181,000 shares of common stock issuable upon exercise of vested stock options could become available for immediate resale if such options were exercised.

Sale or the availability for sale, of shares of common stock by stockholders could cause the market price of our common stock to decline and could impair our ability to raise capital through an offering of additional equity securities.

Our largest stockholder, Ampersand Ventures, owns sufficient shares of our common stock to significantly affect the results of any stockholder vote.

Our largest stockholder, Ampersand Ventures, beneficially owns or controls approximately 34% of our common stock as of January 5, 2004. Certain matters which, under our Restated Certificate of Incorporation, require a 66  2/3% vote by the stockholders for approval may be delayed or blocked by Ampersand Ventures, either alone or in collaboration with any other 5% or more stockholder. These matters include the election of the Board of Directors, amendments to our organizational documents, or approval of any merger, sale of assets or other major corporate transaction.

In addition, our executive officers and directors, including those directors representing Ampersand Ventures, beneficially own approximately 35% of our common stock as of January 5, 2004. As a result, these executive officers and directors as a group have the ability to significantly influence the outcome of matters requiring a stockholder vote.

Anti-takeover provisions may frustrate attempts to replace our current management and discourage investors from buying our common stock.

Certain provisions of our restated certificate of incorporation and restated by-laws in effect as of January 5, 2004, as well as the Delaware General Corporation Law, reduce the power of stockholders generally, even those with a majority of the voting power in our Company, to remove incumbent directors and to fill vacancies on the Board of Directors without the support of the incumbent directors.

In addition, our restated certificate of incorporation and restated by-laws provide that stockholder action may not be effected without a duly called meeting. Our restated certificate of incorporation and restated by-laws also do not permit our stockholders to call special meetings of stockholders. This effectively limits the ability of our stockholders to conduct any form of consent solicitation.

Provisions of the DGCL, our restated certificate of incorporation and restated by-laws could discourage a third party from attempting to acquire, or make it more difficult for a third party to acquire, control of our Company without approval of our Board of Directors, even if such acquisition were beneficial to other stockholders. Moreover, the provisions of the DGCL and our restated certificate of incorporation and restated by-laws relating to the removal of directors and the filling of vacancies on the Board of Directors preclude a third party from removing incumbent directors without cause and simultaneously gaining control of the Board of Directors by filling, with its own nominees, the vacancies created by removal. Such provisions could also limit the price that certain investors might be willing to pay in the future for shares of the common stock. Such provisions also allow the Board of Directors to authorize the issuance of preferred stock with rights superior to those of the common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Also, our company management may make forward-looking statements orally to investors, analysts, the media and others. Forward-looking statements express our expectations or predictions of future events or results. They are not guarantees and are subject to many risks and uncertainties. There are a number of factors that could cause actual events or results to be significantly different from those described in the forward-looking statement. Forward-looking statements might include one or more of the following:

•	anticipated results of financing activities;

•	anticipated agreements with marketing partners;

•	anticipated clinical trial timelines or results;

•	anticipated research and product development results;

•	projected regulatory timelines;

•	descriptions of plans or objectives of management for future operations, products or services;

•	forecasts of future economic performance; and

•	descriptions or assumptions underlying or relating to any of the above items.

Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as “anticipate”, “estimate”, “expect”, “project”, “intend”,

“opportunity”, “plan”, “potential”, “believe” or words of similar meaning. They may also use words such as “will”, “would”, “should”, “could” or “may”.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We do not intend to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results except as required by law. Given these uncertainties, you should not place undue reliance on these forward-looking statements, which speak only as of the date of this report. You should carefully consider that information before you make an investment decision. You should review carefully the risks and uncertainties identified in this report.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares by the selling stockholders. Of the warrants and purchase options that have been issued to the selling stockholders, warrants to purchase 1,998,767 shares of our common stock have an exercise price of $1.32 per share and purchase options to purchase 1,111,658 shares of our common stock have an exercise price of $0.90 per share. The warrants to purchase 1,998,767 shares of our common stock are exercisable immediately for cash only, but also become exercisable via cashless exercise on December 5, 2004 if there is no effective registration statement covering the shares underlying the warrants at that time. The purchase options to purchase 1,111,658 shares of our common stock are exercisable immediately and expire 150 days from December 5, 2003. If all of the warrants and purchase options were exercised for cash, we would receive approximately $3,639,000 in proceeds, which proceeds would be used for general corporate purposes.

SELLING STOCKHOLDERS

On December 5, 2003 we sold $4.0 million of our common stock, warrants, and purchase options in a private placement exempt from the registration requirements of the Securities Act. This prospectus relates to the resale from time to time of up to a total of 7,557,090 shares of our common stock by the selling stockholders, which shares are comprised of the following:

•	4,446,665 shares of common stock;

•	1,998,767 shares of common stock issuable upon exercise of warrants at an exercise price of $1.32 per share; and

•	1,111,658 shares of common stock issuable upon exercise of purchase options at an exercise price of $0.90 per share.

Pursuant to the terms of the financing, we filed a Registration Statement on Form S-3, of which this prospectus constitutes a part, in order to permit the selling stockholders to resell to the public the shares of our common stock issued in connection with this transaction. The selling stockholders have each represented to us that they have obtained the shares for their own account for investment only and not with a view to, or resale in connection with, a distribution of the shares, except through sales registered under the Securities Act or exemptions thereto.

The following table, to our knowledge, sets forth information regarding the beneficial ownership of our common stock by the selling stockholders as of January 5, 2004 and the number of shares being offered hereby by each selling stockholder. For purposes of the following description, the term “selling stockholder” includes pledgees, donees, permitted transferees or other permitted successors-in-interest selling shares received after the date of this prospectus from the selling stockholders. The information is based in part on information provided by or on behalf of the selling stockholders. Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to shares, as well as any shares as to which the selling stockholder has the right to acquire beneficial ownership within sixty (60) days after January 5, 2004 through the exercise or conversion of any stock options, warrants, convertible debt or otherwise. In addition, the terms of the warrants provide that no selling stockholder may exercise the warrants for shares of common stock for at least sixty-one (61) days after notice to us if the number of shares that would be acquired upon such exercise, together with any shares of common stock then held by such selling stockholder, would be equal to or exceed 4.9999 % of our outstanding common stock. Accordingly, while all shares that are issuable to a selling stockholder upon exercise of the warrants are included in the number of shares being offered in the table below, shares which a selling stockholder is prevented from acquiring within sixty (60) days as a result of these provisions are not shown as beneficially owned. Unless otherwise indicated below, each selling stockholder has sole voting and investment power with respect to its shares of common stock. The inclusion of any shares in this table does not constitute an admission of beneficial ownership by the selling stockholder. We will not receive any of the proceeds from the sale of our common stock by the selling stockholders.

	SHARES BENEFICIALLY OWNED BEFORE OFFERING (1)		SHARES BEING OFFERED	SHARES BENEFICIALLY OWNED AFTER THIS OFFERING (2)
SELLING STOCKHOLDER	NUMBER	PERCENT		NUMBER	PERCENT
SF Capital Partners Ltd.(3)	916,667	2%	916,667	—	—%
Bristol Investment Fund, Ltd.(4)	916,665	2%	916,665	—	—%
Basso Equity Opportunity Holding Fund Ltd.(5)	825,000	2%	825,000	—	—%
Elliott International, L.P.(6)	550,000	1%	550,000	—	—%
Alpha Capital AG(7)	549,999	1%	549,999	—	—%
Truk Opportunity Fund, LLC(8)	462,000	1%	462,000	—	—%
OTAPE Investments LLC(9)	458,331	1%	458,331	—	—%
Elliott Associates, L.P.(10)	366,665	1%	366,665	—	—%
Gamma Opportunity Capital Partners LP (11)	366,665	1%	366,665	—	—%
SRG Capital, LLC(12)	274,999	1%	274,999	—	—%
Ellis International Ltd.(13)	274,998	1%	274,998	—	—%
Professional Traders Fund, LLC(14)	274,998	1%	274,998	—	—%
SG Cowen Securities Corporation(15)	220,109	—%	220,109	—	—%
Michael R. Hamblett (16)	183,334	—%	183,334	—	—%
AS Capital Partners, LLC(17)	183,332	—%	183,332	—	—%
First Mirage, Inc.(18)	183,332	—%	183,332	—	—%
Portside Growth and Opportunity Fund(19)	183,332	—%	183,332	—	—%
TCMP[3] Partners(20)	183,332	—%	183,332	—	—%
Wayne Saker (21)	183,332	—%	183,332	—	—%

Total			7,557,090

(1)	Percentages prior to the offering are based on 45,929,875 shares of common stock that were issued and outstanding as of January 5, 2004.

(2)	We do not know when or in what amounts the selling stockholders may offer for sale the shares of common stock pursuant to this offering. The selling stockholders may choose not to sell any of the shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares of common stock pursuant to this offering, and because there are currently no agreements, arrangements or undertakings with respect to the sale of any of the shares of common stock, we cannot estimate the number of shares of common stock that the selling stockholders will hold after completion of the offering. For purposes of this table, we have assumed that the selling stockholders will have sold all of the shares covered by this prospectus upon the completion of the offering.

(3)	The number of shares being offered consists of 555,556 shares of common stock, 222,222 shares of common stock issuable upon exercise of warrants that are immediately exercisable for $1.32 per share, and 138,889 shares of common stock issuable upon exercise of purchase options that are immediately exercisable for $0.90 per share.

(4)	The number of shares being offered consists of 555,555 shares of common stock, 222,222 shares of common stock issuable upon exercise of warrants that are immediately exercisable for $1.32 per share, and 138,888 shares of common stock issuable upon exercise of purchase options that are immediately exercisable for $0.90 per share.

(5)	The number of shares being offered consists of 500,000 shares of common stock, 200,000 shares of common stock issuable upon exercise of warrants that are immediately exercisable for $1.32 per share, and 125,000 shares of common stock issuable upon exercise of purchase options that are immediately exercisable for $0.90 per share.

(6)	The number of shares being offered consists of 333,334 shares of common stock, 133,333 shares of common stock issuable upon exercise of warrants that are immediately exercisable for $1.32 per share, and 83,333 shares of common stock issuable upon exercise of purchase options that are immediately exercisable for $0.90 per share.

(7)	The number of shares being offered consists of 333,333 shares of common stock, 133,333 shares of common stock issuable upon exercise of warrants that are immediately exercisable for $1.32 per share, and 83,333 shares of common stock issuable upon exercise of purchase options that are immediately exercisable for $0.90 per share.

(8)	Michael E. Fein and Stephen E. Saltzstein, as principals of Atoll Asset Management, LLC, the managing member of Truk Opportunity Fund, LLC, exercise investment and voting control over the shares. Both Mr. Fein and Mr. Saltzstein disclaim beneficial ownership of the common stock owned by this selling shareholder. The number of shares being offered consists of 280,000 shares of common stock, 112,000 shares of common stock issuable upon exercise of warrants that are immediately exercisable for $1.32 per share, and 70,000 shares of common stock issuable upon exercise of purchase options that are immediately exercisable for $0.90 per share.

(9)	The number of shares being offered consists of 277,777 shares of common stock, 111,110 shares of common stock issuable upon exercise of warrants that are immediately exercisable for $1.32 per share, and 69,444 shares of common stock issuable upon exercise of purchase options that are immediately exercisable for $0.90 per share. OTAPE Investments LLC is an affiliate of OTA, LLC, which is a registered broker-dealer. The selling stockholder purchased the shares in the ordinary course of business, and at the time of its purchase of the shares, the selling stockholder had no agreements or understanding to distribute the shares.

(10)	The number of shares being offered consists of 222,222 shares of common stock, 88,888 shares of common stock issuable upon exercise of warrants that are immediately exercisable for $1.32 per share, and 55,555 shares of common stock issuable upon exercise of purchase options that are immediately exercisable for $0.90 per share.

(11)	The number of shares being offered consists of 222,222 shares of common stock, 88,888 shares of common stock issuable upon exercise of warrants that are immediately exercisable for $1.32 per share, and 55,555 shares of common stock issuable upon exercise of purchase options that are immediately exercisable for $0.90 per share.

(12)	The number of shares being offered consists of 166,667 shares of common stock, 66,666 shares of common stock issuable upon exercise of warrants that are immediately exercisable for $1.32 per share, and 41,666 shares of common stock issuable upon exercise of purchase options that are immediately exercisable for $0.90 per share. SRG Capital, LLC is an affiliate of Gerber Asset Management, LLC, which is a registered broker-dealer. The selling stockholder purchased the shares in the ordinary course of business, and at the time of its purchase of the shares, the selling stockholder had no agreements or understanding to distribute the shares.

(13)	The number of shares being offered consists of 166,666 shares of common stock, 66,666 shares of common stock issuable upon exercise of warrants that are immediately exercisable for $1.32 per share, and 41,666 shares of common stock issuable upon exercise of purchase options that are immediately exercisable for $0.90 per share.

(14)	The number of shares being offered consists of 166,666 shares of common stock, 66,666 shares of common stock issuable upon exercise of warrants that are immediately exercisable for $1.32 per share, and 41,666 shares of common stock issuable upon exercise of purchase options that are immediately exercisable for $0.90 per share.

(15)	The number of shares being offered consists of 186,759 shares of common stock issuable upon exercise of warrants that are immediately exercisable for $1.32 per share and 33,350 shares of common stock issuable upon exercise by the other investors of purchase options. SG Cowen Securities Corporation received these securities solely as compensation for its services as the Company’s placement agent in the private placement.

(16)	The number of shares being offered consists of 111,112 shares of common stock, 44,444 shares of common stock issuable upon exercise of warrants that are immediately exercisable for $1.32 per share, and 27,778 shares of common stock issuable upon exercise of purchase options that are immediately exercisable for $0.90 per share.

(17)	The number of shares being offered consists of 111,111 shares of common stock, 44,444 shares of common stock issuable upon exercise of warrants that are immediately exercisable for $1.32 per share, and 27,777 shares of common stock issuable upon exercise of purchase options that are immediately exercisable for $0.90 per share.

(18)	The number of shares being offered consists of 111,111 shares of common stock, 44,444 shares of common stock issuable upon exercise of warrants that are immediately exercisable for $1.32 per share, and 27,777 shares of common stock issuable upon exercise of purchase options that are immediately exercisable for $0.90 per share.

(19)	The number of shares being offered consists of 111,111 shares of common stock, 44,444 shares of common stock issuable upon exercise of warrants that are immediately exercisable for $1.32 per share, and 27,777 shares of common stock issuable upon exercise of purchase options that are immediately exercisable for $0.90 per share. Portside Growth and Opportunity Fund is an affiliate of Ramius Securities, LLC, which is a registered broker-dealer. The selling stockholder purchased the shares in the ordinary course of business, and at the time of its purchase of the shares, the selling stockholder had no agreements or understanding to distribute the shares.

(20)	The number of shares being offered consists of 111,111 shares of common stock, 44,444 shares of common stock issuable upon exercise of warrants that are immediately exercisable for $1.32 per share, and 27,777 shares of common stock issuable upon exercise of purchase options that are immediately exercisable for $0.90 per share.

(21)	The number of shares being offered consists of 111,111 shares of common stock, 44,444 shares of common stock issuable upon exercise of warrants that are immediately exercisable for $1.32 per share, and 27,777 shares of common stock issuable upon exercise of purchase options that are immediately exercisable for $0.90 per share.

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, assignees and successors- in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

We are required to pay all fees and expenses incident to the registration of the common stock. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the common stock offered in this prospectus will be passed upon for us by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Boston, Massachusetts.

EXPERTS

The consolidated financial statements of V.I. Technologies, Inc. as of December 28, 2002 and December 29, 2001, and for each of the years in the three-year period ended December 28, 2002, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the December 28, 2002, consolidated financial statements contains an explanatory paragraph that states that the Company has incurred losses from operations, and its current cash balances and available borrowings under its revolving credit facility as of December 28, 2002 are not sufficient to support its operations over the next fiscal year. Accordingly, this raises substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

WHERE YOU CAN FIND MORE INFORMATION

We are a public company and file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the

SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov, or at our web site at www.vitechnologies.com. In addition, our stock is listed for trading on The Nasdaq National Market. You can read and copy reports and other information concerning us at the offices of the National Association of Securities Dealers, Inc. located at 1735 K Street, Washington, D.C. 20006.

This prospectus is only part of a Registration Statement on Form S-3 that we have filed with the SEC under the Securities Act of 1933 and therefore omits certain information contained in the Registration Statement. We have also filed exhibits and schedules with the Registration Statement that are excluded from this prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document. You may:

•	inspect a copy of the Registration Statement, including the exhibits and schedules, without charge at the public reference room,

•	obtain a copy from the SEC upon payment of the fees prescribed by the SEC, or

•	obtain a copy from the SEC web site.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information from other documents that we file with them, which means that we can disclose important information in this prospectus by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information in this prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934. The documents we are incorporating by reference as of their respective dates of filing are:

•	Our Annual Report on Form 10-K for the year ended December 28, 2002, filed on March 26, 2003 (File No. 000-24241);

•	Amendment No. 1 to our Annual Report on Form 10-K for the year ended December 28, 2002, filed on April 23, 2003 (File No.000-24241);

•	Quarterly Report on Form 10-Q for the period ended March 29, 2003, filed on May 7, 2003 (File No. 000-24241);

•	Current Report on Form 8-K, filed May 9, 2003, announcing our financial results for the first quarter ended March 29, 2003;

•	Current Report on Form 8-K, filed May 15, 2003, regarding communications with the Nasdaq Stock Market, Inc. relating to the listing of the Company’s common stock;

•	Current Report on Form 8-K, filed May 28, 2003, regarding the completion of the Company’s rights offering and an equity milestone investment;

•	Current Report on Form 8-K, filed June 6, 2003, regarding the closing of the Company’s rights offering and an equity milestone investment;

•	Quarterly Report on Form 10-Q for the period ended June 28, 2003, filed on August 5, 2003 (File No. 000-24241);

•	Quarterly Report on Form 10-Q for the period ended September 27, 2003, filed on November 17, 2003 (File No. 000-24241);

•	Proxy Statement for Annual Meeting of Stockholders on Schedule 14A, filed on June 23, 2003 (File No. 000-24241);

•	Current Report on Form 8-K, filed August 7, 2003 announcing our financial results for the second quarter ended June 28, 2003 (File No. 000-24241);

•	Current Report on Form 8-K, filed November 19, 2003 announcing our financial results for the third quarter ended September 27, 2003 as well as our receipt of a recommendation from an independent Data Safety Monitoring Committee to halt enrollment in our Phase III chronic trial of the INACTINE™ Pathogen Reduction System for red blood cells (File No. 000-24241);

•	Current Report on Form 8-K, filed November 25, 2003 announcing our restructuring of operations leading to a significant reduction in ongoing operating expenses (File No. (File No. 000-24241);

•	Current Report on Form 8-K, filed December 9, 2003 announcing that we had entered into definitive agreements for a $3.4 million private placement (File No. 000-24241); and

•	The description of our common stock contained in our Registration Statement on Form 8-A, filed on May 13, 1998 (File No.000-24241), which incorporates by reference the description of the shares of our common stock contained in our Registration Statement on Form S-1 (File No.000-24241) filed on February 26, 1998 and declared effective by the SEC on June 11, 1998, and any amendment or reports filed with the SEC for purposes of updating such description.

You may request, orally or in writing, a copy of these filings, which will be provided to you at no cost, by contacting Thomas T. Higgins, Chief Financial Officer, at our principal executive offices, which are located at 134 Coolidge Avenue, Watertown, Massachusetts; Telephone: (617) 926-1551.

To the extent that any statements contained in a document incorporated by reference are modified or superceded by any statements contained in this prospectus, such statements shall not be deemed incorporated in this prospectus except as so modified or superceded.

All documents subsequently filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to the termination of this offering are incorporated by reference and become a part of this prospectus from the date such documents are filed. Any statement contained in this prospectus or in a document incorporated by reference is modified or superceded for purposes of this prospectus to the extent that a statement contained in any subsequent filed document modifies or supercedes such statement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The following table sets forth the Company’s estimates (other than the SEC registration fees) of the expenses in connection with the issuance and distribution of the shares of common stock being registered. None of the following expenses are being paid by the selling stockholders.

SEC registration fee	$624
Accounting fees and expenses	$5,000
Legal fees and expense	$75,000
TOTAL	$80,624

Item 15.	Indemnification of Directors and Officers

Subsection (a) of Section 145 of the General Corporation Law of Delaware (the “DGCL”) empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 of the DGCL further provides that to the extent a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith; that indemnification or advancement of expenses provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and empowers the corporation to purchase and maintain insurance on behalf of a director, officer, employee

1

or agent of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

Reference is also made to Section 102(b)(7) of the DGCL, which enables a corporation in its certificate of incorporation to eliminate or limit the personal liability of a director for monetary damages for violations of a director’s fiduciary duty, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which the director derived an improper personal benefit.

Article NINTH of the Company’s Restated Certificate of Incorporation provides that directors of the Company will not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, whether or not an individual continues to be a director at the time such liability is asserted, except for liability (i) for any breach of the director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the General Corporation Law of the State of Delaware or (iv) for any transaction from which the director derives an improper personal benefit.

Article TENTH of the Company’s Restated Certificate of Incorporation provides that the Company shall, to the fullest extent permitted by the General Corporation Law of the State of Delaware, as amended from time to time, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was, or has agreed to become a director or officer of the Company, or is or was serving, or has agreed to serve, at the request of the Company, as a director, officer, or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise. The indemnification provided for in Article TENTH is expressly not exclusive of any other rights to which those seeking indemnification may be entitled under any law, agreement or vote of stockholders or disinterested directors or otherwise, and shall inure to the benefit of the heirs, executors and administrators of such persons. Article TENTH further permits the board of directors to authorize the grant of indemnification rights to other employees and agents of the Company and such rights may be equivalent to, or greater or less than, those set forth in Article TENTH.

Article V of the Company’s By-laws also provides that the Company shall, to the fullest extent legally permitted, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was, or has agreed to become, a director or officer of the Company, or is or was serving, or has agreed to serve, at the request of the Company, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprises.

Pursuant to Section 145 of the General Corporation Law of the State of Delaware and the By-laws of the Company, the Company maintains directors’ and officers’ liability insurance for its executive officers and directors against certain liabilities they may incur in their capacity as such.

The Company has entered into agreements with all of its directors and executive officers affirming the Company’s obligation to indemnify them to the fullest extent permitted by law and providing various other protections.

2

Item 16.	Exhibits

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT

3.1	Restated Certificate of Incorporation of the Company. Filed as Exhibit 3.8 to the Registrant’s Registration Statement on Form S-1, as amended (Registration Statement No. 333-46933) and incorporated herein by reference.

3.2	Certificate of Amendment of Restated Certificate of Incorporation, dated November 12, 1999, filed as Exhibit 3.2 to the Registrant’s Annual Report on Form 10-K for the year ended December 30, 2000, and incorporated herein by reference.

3.3	Certificate of Amendment of Restated Certificate of Incorporation, dated May 30, 2001, filed as Exhibit 3.3 to the Registrant’s Registration Statement on Form S-3 dated March 22, 2001, as amended on June 4, 2001 (Registration Statement No. 333-57418) and incorporated herein by reference.

3.4	Certificate of Amendment of Restated Certificate of Incorporation, dated March 10, 2003, filed as Exhibit 3.4 to the Registrant’s Annual Report on Form 10-K for the year ended December 28, 2002, and incorporated herein by reference.

3.5	Certificate of Amendment of Restated Certificate of Incorporation, dated July 28, 2003, filed as Exhibit 4.5 to the Registrant’s Report on Form S-8 filed September 12, 2003 and incorporated herein by reference.

3.6	Amended and Restated By-laws of the Company, filed as Exhibit 3.3 to the Registrant’s Registration Statement on Form S-3 filed March 22, 2001, as amended on June 4, 2001 (Registration Statement No. 333-57418) and incorporated herein by reference.

4.1	Specimen of Common Stock Certificate. Filed as Exhibit 4.1 to the Registrant’s Registration Statement on Form S-1, as amended (Registration Statement No. 333-46933) and incorporated herein by reference.

4.2	Form of Warrant dated December 5, 2003 issued to investors. Previously filed.

5	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C as to the legality of the shares being registered. Previously filed.

10.1	Securities Purchase Agreement, dated December 5, 2003, between the Registrant and the Purchasers set forth on the execution pages thereof. Previously filed.

10.2	Registration Rights Agreement, dated December 5, 2003. Previously filed.

23.1	Consent of KPMG LLP, Independent Auditors. Filed herewith.

23.2	Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (included in opinion of counsel filed as Exhibit 5).

24	Power of Attorney (included on the signature page of this Registration Statement).

Item 17.	Undertakings

(a)	The undersigned registrant hereby undertakes as follows:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any Prospectus required by section 10(a)(3) of the Securities Act;

3

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or any decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

4

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Watertown, Commonwealth of Massachusetts, on January 5, 2004.

V. I. TECHNOLOGIES, INC.

By:	/s/ JOHN R. BARR

John R. Barr President and Chief Executive Officer

The registrant and each person whose signature appears below constitutes and appoints John R. Barr and Thomas T. Higgins and each of them singly, his, her or its true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him, her or it and in his, her or its name, place and stead, in any and all capacities, to sign and file any and all amendments (including post-effective amendments) to this Registration Statement, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he, she, or it might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ SAMUEL K. ACKERMAN, M.D.* Samuel K. Ackerman, M.D.	Chairman and Director	January 5, 2004

/s/ JOHN R. BARR John R. Barr	President, Chief Executive Officer and Director (Principal Executive Officer)	January 5, 2004

/s/ THOMAS T. HIGGINS Thomas T. Higgins	Chief Financial Officer and Executive Vice President, Operations (Principal Financial and Accounting Officer)	January 5, 2004

/s/ DAVID TENDLER* David Tendler	Director	January 5, 2004

/s/ JEREMY HAYWARD-SURRY* Jeremy Hayward-Surry	Director	January 5, 2004

/s/ RICHARD A. CHARPIE, PH.D.* Richard A. Charpie, Ph.D.	Director	January 5, 2004

/s/ IRWIN LERNER* Irwin Lerner	Director	January 5, 2004

/s/ DOROS PLATIKA, M.D.* Doros Platika, M.D.	Director	January 5, 2004

/s/ JOSEPH M. LIMBER* Joseph M. Limber	Director	January 5, 2004

* Signed by Thomas T. Higgins under Power of Attorney

5

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT

3.1	Restated Certificate of Incorporation of the Company. Filed as Exhibit 3.8 to the Registrant’s Registration Statement on Form S-1, as amended (Registration Statement No. 333-46933) and incorporated herein by reference.

3.2	Certificate of Amendment of Restated Certificate of Incorporation, dated November 12, 1999, filed as Exhibit 3.2 to the Registrant’s Annual Report on Form 10-K for the year ended December 30, 2000, and incorporated herein by reference.

3.3	Certificate of Amendment of Restated Certificate of Incorporation, dated May 30, 2001, filed as Exhibit 3.3 to the Registrant’s Registration Statement on Form S-3 dated March 22, 2001, as amended on June 4, 2001 (Registration Statement No. 333-57418) and incorporated herein by reference.

3.4	Certificate of Amendment of Restated Certificate of Incorporation, dated March 10, 2003, filed as Exhibit 3.4 to the Registrant’s Annual Report on Form 10-K for the year ended December 28, 2002, and incorporated herein by reference.

3.5	Certificate of Amendment of Restated Certificate of Incorporation, dated July 28, 2003, filed as Exhibit 4.5 to the Registrant’s Report on Form S-8 filed September 12, 2003 and incorporated herein by reference.

3.6	Amended and Restated By-laws of the Company, filed as Exhibit 3.3 to the Registrant’s Registration Statement on Form S-3 filed March 22, 2001, as amended on June 4, 2001 (Registration Statement No. 333-57418) and incorporated herein by reference.

4.1	Specimen of Common Stock Certificate. Filed as Exhibit 4.1 to the Registrant’s Registration Statement on Form S-1, as amended (Registration Statement No. 333-46933) and incorporated herein by reference.

4.2	Form of Warrant dated December 5, 2003 issued to investors. Previously filed.

5	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C as to the legality of the shares being registered. Previously filed.

10.1	Securities Purchase Agreement, dated December 5, 2003, between the Registrant and the Purchasers set forth on the execution pages thereof. Previously filed.

10.2	Registration Rights Agreement, dated December 5, 2003. Previously filed.

23.1	Consent of KPMG LLP, Independent Auditors. Filed herewith.

23.2	Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (included in opinion of counsel filed as Exhibit 5).

24	Power of Attorney (included on the signature page of this Registration Statement).